

August 1, 2012

Via E-mail
Mykola Ogir
Chief Executive Officer
Kolasco Corp.
1005 – 63 Callowhill Drive
Toronto, ON M9R 3L6
Canada

> **Re: Kolasco Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 24, 2012**
> **File No. 333-180459**

Dear Mr. Ogir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated July 20, 2012 including your risk factor disclosure and reissue in part. Please revise your critical accounting policy disclosure to provide a statement similar to that provided in your risk factor on the same point.

2. Please clarify whether your inception date is December 1, 2010 or December 28, 2011 and correct references throughout your filing for the appropriate date.

Recent Sales of Unregistered Securities, page II-2

3. You state on page II-3 that you issued 400,000 of the 3,600,000 shares you have outstanding at May 31, 2012, on December 1, 2011. Please reconcile this disclosure with

disclosure elsewhere in your filing where you state that these shares were issued on November 30, 2011, with all 3,600,000 shares outstanding from November 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation